SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll / Treasury Department] under no. 01.832.635/0001-18

NIRE [ Company Roll Registration Number] 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING:

HELD ON MAY 18, 2011

Date, Time and Place:  May 18, 2011, at 08:30 am at the headquarters of the Company located at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo.  Quorum: Attended by all members of the Board of Directors.  Board:  President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Agenda of the Day and Decisions:  I – Mr. Antônio Luiz Pizarro Manso abstention as he was elected subsequently to the meeting held on last  April 29, deciding on the issues to be herein ratified, and the following decisions were made:  (a) approve the vote to be pronounced in the General Extraordinary Meeting of TAM Linhas Áéreas S/A in order to approve (a) TAM Linhas Aéreas S.A. shareholding as shareholder in the new subisidiary to be incorporated in Cayman Islands named TAM Capital 3 Inc.; (b) issue guaranteed bonuses – “bonds”” by TAM Capital 3 Inc. up to USD 500,000,000.00 (five hundred million US dollars) and payment term up to 10 (ten) years, which shall be coordinated by Banco do Brasil, Santander and BTG Pactual; and (c) granting the guarantee in the surety modality, as irrevocable and irreversible and jointly by TAM Linhas Aéreas S.A. on all TAM Capital 3 Inc. obligations, in the scope of said "bonds” issue mentioned above.   Closing:  Nothing else to discuss, the meeting was ended and the respective minutes was drawn-up in summary form after being read and was signed by the attendants.  São Paulo, May 18, 2011. (signed), Maria Cláudia Oliveira Amaro, President and, Flávia Turci, Secretary. Council  members:  Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Waldemar Verdi Junior,  André Esteves and Emilio Romano. Exact reproduction of the minutes drawn-up in the proper book.

Signed

Flávia Turci, Secretary.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.